Exhibit 99.1

New Gold Reports 2021 Third Quarter Results

On-Track to Achieve Updated Consolidated Production and Cost Guidance

(All amounts are in U.S. dollars unless otherwise indicated)

TORONTO, Nov. 12, 2021 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) reports third quarter results for the Company as of September 30, 2021. The Company will host a conference call and webcast today at 8:30 am Eastern Time to discuss the third quarter consolidated results (details are provided at the end of this news release). For detailed information, please refer to the Company's Third Quarter Management's Discussion and Analysis (MD&A) and Financial Statements that are available on the Company's website at www.newgold.com and on SEDAR at www.sedar.com. The Company uses certain non-GAAP financial performance measures throughout this news release. Please refer to the "Non-GAAP Financial Performance Measures" section of this news release and the MD&A for more information.

"The Company responded well to the challenges experienced in the third quarter, positioning us to meet our updated guidance," stated Renaud Adams, President & CEO. "On a consolidated basis, all-in sustaining costs were down over 9% compared to the first half, with Rainy River's all-in sustaining costs improving by almost 16%. We continue to expect an improvement in fourth quarter production from Rainy River with lower contribution from the East Lobe."

"As we look beyond 2021, we continue to advance the B3 ramp up and C-Zone development at New Afton and the development of the decline towards the Intrepid underground ore zone at Rainy River. We also continue to work on an optimized underground mine plan study at Rainy River, the results of which are expected to be released in the first quarter of 2022 along with our annual 2022 consolidated guidance and year-end Mineral Reserve and Mineral Resource update," added Mr. Adams.

Consolidated Third Quarter Highlights

  Total production for the quarter was 105,628 gold equivalent1 ("gold eq.") ounces (72,210 ounces of gold, 226,679 ounces of silver and 15.6 million pounds of copper). For the nine-month period ended September 30, 2021, production was 307,359 gold eq.1 ounces (205,849 ounces of gold, 653,932 ounces of silver and 47.5 million pounds of copper).
  The Company is currently on track to meet the updated annual consolidated gold equivalent1 production guidance range (405,000 to 450,000 ounces) and consolidated all-in sustaining costs2 range ($1,415 to $1,495 per gold eq. ounce) (refer to the Company's September 13, 2021 news release for further information).
  Revenues for the quarter were $180 million.
  Operating expense for the quarter was $915 per gold eq. ounce.
  Total cash costs2 for the quarter were $966 per gold eq. ounce.
  All-in sustaining costs2 for the quarter were $1,408 per gold eq. ounce.
  Average realized gold price2 of $1,788 per ounce and average realized copper price2 of $4.28 per pound.
  Net loss for the quarter was $11 million ($0.02 per share).
  Adjusted net earnings2 for the quarter were $23 million ($0.03 per share).
  Cash generated from operations for the quarter was $54 million ($0.08 per share). Cash generated from operations for the quarter, before changes in non-cash operating working capital2, was $81 million ($0.12 per share).
  At the end of the quarter, the Company had a cash position of $151 million and a strong liquidity position of $477 million.

Consolidated Financial Highlights

	Q3 2021	Q3 2020	9M 2021	9M 2020
Revenue ($M)	179.8	173.7	542.9	444.5
Operating expenses ($M)	88.6	86.7	277.7	242.6
Net (loss) earnings, per share ($)	(0.02)	0.02	(0.02)	(0.09)
Adj. net earnings (loss), per share ($)[2]	0.03	0.02	0.09	(0.01)
Operating cash flow, per share ($)	0.08	0.14	0.32	0.29
Adj. operating cash flow, per share ($)[2]	0.12	0.12	0.34	0.27
  Revenues for the quarter were $180 million and $543 million for the nine-month period ended September 30, 2021, an increase compared to the prior-year periods due to higher gold and copper prices, partially offset by lower sales volume.
  Operating expenses for the quarter and nine-month period ended September 30, 2021, were higher than the prior-year periods due to the strengthening of the Canadian dollar relative to the U.S. dollar and the prior-year period benefitting from the wage subsidy.
  Net loss for the quarter ended September 30, 2021, was $11 million ($0.02 per share) compared to net earnings for the prior-year period of $16 million ($0.02 per share). The change was primarily due to an unrealized loss on the revaluation of investments, partially offset by lower finance costs. Net loss for the nine-month period ended September 30, 2021, was $10 million ($0.02 per share), a decrease compared to the prior-year period primarily due to higher revenue and lower finance costs, partially offset by an increase in operating expenses and an unrealized loss on the revaluation of investments. Additionally, the prior-year period included a loss on the sale of the Blackwater Project.
  Adjusted net earnings2 for the quarter were $23 million ($0.03 per share) and $58 million ($0.09 per share) for the nine-month period ended September 30, 2021, an increase compared to the prior-year periods primarily due to higher revenue and lower finance costs.

Consolidated Operational Highlights

	Q3 2021	Q3 2020	9M 2021	9M 2020
Gold eq. production (ounces)[1]	105,628	115,536	307,359	317,050
Gold eq. sold (ounces)[1]	97,196	110,905	293,235	306,231
Gold production (ounces)	72,210	78,959	205,849	210,043
Gold sold (ounces)	66,982	75,760	198,705	205,385
Copper production (Mlbs)	15.6	18.2	47.5	53.6
Copper sold (Mlbs)	14.0	17.5	44.2	50.5
Average realized gold price, per ounce[2]	1,788	1,613	1,798	1,532
Average realized copper price, per pound[2]	4.28	2.99	4.20	2.69
Operating expenses, per gold eq. ounce	915	778	947	791
Total cash costs, per gold eq. ounce[2]	966	822	1,001	839
Depreciation and depletion, per gold eq. ounce	497	452	496	469
All-in sustaining costs, per gold eq. ounce[2]	1,408	1,313	1,503	1,349
Sustaining capital and sustaining leases ($M)[2]	34.9	46.1	122.4	136.3
Growth capital ($M)[2]	23.1	16.4	74.8	46.6

Rainy River

Operational Highlights

Rainy River Mine	Q3 2021	Q3 2020	9M 2021	9M 2020
Gold eq. production (ounces)[1]	60,785	64,221	172,462	164,960
Gold eq. sold (ounces)[1]	57,800	61,726	168,682	163,137
Gold production (ounces)	58,557	63,004	166,113	162,185
Gold sold (ounces)	55,597	60,592	162,454	160,438
Average realized gold price, per ounce[2]	1,788	1,615	1,797	1,533
Operating expenses, per gold eq. ounce	960	833	979	924
Total cash costs, per gold eq. ounce[2]	960	833	979	924
Depreciation and depletion, per gold eq. ounce	635	602	647	634
All-in sustaining costs, per gold eq. ounce[2]	1,307	1,469	1,470	1,592
Sustaining capital and sustaining leases ($M)[2]	17.6	37.4	76.9	103.9
Growth capital ($M)[2]	4.3	0.1	9.3	0.3

Operating Key Performance Indicators

Rainy River Mine (Open Pit Mine only)	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021
Tonnes mined per day (ore and waste)	145,701	158,638	150,767	158,556	149,630
Ore tonnes mined per day	36,515	42,918	35,681	36,256	52,917
Operating waste tonnes per day	62,818	73,921	65,643	71,124	88,216
Capitalized waste tonnes per day	46,368	41,799	49,442	51,176	8,497
Total waste tonnes per day	109,186	115,720	115,085	122,300	96,713
Strip ratio (waste:ore)	2.99	2.70	3.23	3.37	1.83
Tonnes milled per calendar day	26,998	26,999	26,301	25,349	25,245
Gold grade milled (g/t)	0.88	0.93	0.80	0.82	0.89
Gold recovery (%)	89	90	89	87	89
Mill availability (%)	90	94	89	88	91
Gold production (ounces)	63,004	66,734	54,656	52,901	58,557
Gold eq. production (ounces)[1]	64,221	68,241	56,513	55,163	60,785
  Third quarter gold eq.1 production was 60,785 ounces (58,557 ounces of gold and 160,461 ounces of silver), a decrease compared to the prior-year period due to lower tonnes milled. For the nine-month period ended September 30, 2021, gold eq.1 production was 172,462 ounces (166,113 ounces of gold and 457,069 ounces of silver), an increase over the prior-year period due to higher tonnes processed, with the prior-year period including a two-week voluntary shutdown due to COVID-19.
  Operating expense and total cash costs2 were $960 per gold eq. ounce for the quarter, an increase over the prior-year period due to lower sales volumes, the strengthening of the Canadian dollar relative to the U.S. dollar, and the prior-year period benefitting from the wage subsidy. The strengthening of the Canadian dollar and the loss of the wage subsidy increased costs by approximately $90 per gold eq. ounce in the quarter. For the nine-month period ended September 30, 2021, operating expense and total cash costs2 were $979 per gold eq. ounce, an increase over the prior-year period due to the strengthening of the Canadian dollar relative to the U.S. dollar, and the receipt of the wage subsidy in the prior-year period.
  Sustaining capital and sustaining lease2 payments for the quarter were $18 million, including $2 million of capitalized mining costs. Sustaining capital spend during the quarter primarily included the advancement of the annual tailings dam raise. For the nine-month period ended September 30, 2021, sustaining capital and sustaining lease2 payments were $77 million, including $29 million of capitalized mining costs.
  All-in sustaining costs2 were $1,307 per gold eq. ounce for the quarter, a decrease over the prior-year period primarily due to lower sustaining capital spend, partially offset by lower sales volumes and higher total cash costs. For the nine-month period ended September 30, 2021, all-in sustaining costs2 were $1,470 per gold eq. ounce, a decrease over the prior-year period primarily due to higher sales volumes and lower sustaining capital spend.
  Growth capital2 for the quarter was $4 million and $9 million for the nine-month period ended September 30, 2021, related to the development of the Intrepid underground ore zone. During the quarter, development of the decline towards the Intrepid underground ore zone advanced 215 metres.
  The open pit mine achieved 149,630 tonnes per day during the quarter, in-line with the 2021 overall target of ~151,000 tonnes per day. Approximately 4.9 million ore tonnes and 8.9 million waste tonnes (including 0.8 million capitalized waste tonnes) were mined from the open pit at an average reduced strip ratio of 1.83:1. As planned, the strip ratio is expected to remain approximately 2:1 for the remainder of the year to achieve the original 2021 guidance of approximately 2.7:1.
  The mill processed 25,245 tonnes per day for the quarter, a decrease compared to the prior-year period due to maintenance activities performed on the gyratory crusher impacting mill throughput. The mill processed an average grade of 0.89 grams per tonne at a gold recovery of 89%. Mill availability for the quarter averaged 91%.
  There are currently no active cases of COVID-19 at the Rainy River Mine. Rainy River has implemented measures to mitigate and limit the spread of COVID-19 to protect the well-being of its employees, contractors, their families, local communities, and other stakeholders. For more information see: http://newgold.com/covid-19/.

New Afton Mine

Operational Highlights

New Afton Mine	Q3 2021	Q3 2020	9M 2021	9M 2020
Gold eq. production (ounces)[1]	44,843	51,315	134,898	152,090
Gold eq. sold (ounces)[1]	39,395	49,179	124,553	143,094
Gold production (ounces)	13,653	15,955	39,735	47,858
Gold sold (ounces)	11,385	15,168	36,251	44,948
Copper production (Mlbs)	15.6	18.2	47.5	53.6
Copper sold (Mlbs)	14.0	17.5	44.2	50.5
Average realized gold price, per ounce[2]	1,789	1,606	1,803	1,529
Average realized copper price, per pound[2]	4.28	2.99	4.20	2.69
Operating expenses, per gold eq. ounce	849	708	904	640
Total cash costs, per gold eq. ounce[2]	974	807	1,030	742
Depreciation and depletion, per gold eq. ounce	288	255	285	272
All-in sustaining costs, per gold eq. ounce[2]	1,423	988	1,403	971
Sustaining capital and sustaining leases ($M)[2]	17.4	8.7	45.1	32.0
Growth capital ($M)[2]	18.8	16.1	65.5	37.2

Operating Key Performance Indicators

New Afton Mine	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021
Tonnes mined per day (ore and waste)	17,249	17,259	11,395	15,104	12,861
Tonnes milled per calendar day	15,483	15,358	13,564	13,795	13,068
Gold grade milled (g/t)	0.44	0.46	0.39	0.43	0.43
Gold recovery (%)	80	79	79	80	83
Gold production (ounces)	15,955	16,362	11,994	14,088	13,653
Copper grade milled (%)	0.71	0.73	0.64	0.79	0.72
Copper recovery (%)	82	81	80	83	82
Copper production (Mlbs)	18.2	18.5	13.8	18.2	15.6
Mill availability (%)	98	99	96	98	98
Gold eq. production (ounces)[1]	51,315	52,326	39,512	50,542	44,843
  Third quarter gold eq.1 production was 44,843 ounces (13,653 ounces of gold, and 15.6 million pounds of copper), a decrease compared to the prior-year period primarily due to lower tonnes milled. For the nine-month period ended September 30, 2021, gold eq.1 production was 134,898 ounces (39,735 ounces of gold and 47.5 million pounds of copper), a decrease over the prior-year period primarily due to lower tonnes processed.
  Operating expense and total cash costs2 were $849 and $974 per gold eq. ounce for the quarter, an increase over the prior-year period due to lower sales volumes, the strengthening of the Canadian dollar relative to the U.S. dollar, and the prior-year period benefitting from the wage subsidy. The strengthening of the Canadian dollar and the loss of the wage subsidy increased costs by approximately $70 per gold eq. ounce in the quarter. For the nine-month period ended September 30, 2021, operating expense and total cash costs2 were $904 and $1,030 per gold eq. ounce, an increase over the prior-year period due to lower sales volumes, the strengthening of the Canadian dollar relative to the U.S. dollar, and the receipt of the wage subsidy in the prior-year period.
  Sustaining capital and sustaining lease2 payments for the quarter were $17 million, primarily related to B3 mine development and the advancement of the planned tailings dam raise. For the nine-month period ended September 30, 2021, sustaining capital and sustaining lease2 payments were $45 million.
  All-in sustaining costs2 were $1,423 per gold eq. ounce for the quarter and $1,403 per gold eq. ounce for the nine-month period ended September 30, 2021. The increases over the prior-year periods were due to lower sales volumes, higher total cash costs and higher sustaining capital spend.
  Growth capital2 was $19 million for the quarter, and $66 million for the nine-month period ended September 30, 2021, primarily related to C-Zone development and the thickened and amended tailings project.
  C-Zone development advanced by approximately 790 metres in the quarter and continues to advance on plan.
  The underground mine averaged 12,861 tonnes per day during the quarter as the mine focused on recovery level activities and the progressive ramp-up of the B3 zone. The mining rate is expected to increase as more drawpoints become available and as the B3 zone continues to ramp-up.
  The mill averaged 13,068 tonnes per day, below the prior-year period, but in-line with mining rates and the plan to optimize metal recoveries while processing higher grade supergene ore. The mill processed gold grades of 0.43 grams per tonne and copper grades of 0.72%, with gold and copper recoveries of 83% and 82%, respectively.
  There is currently one active case of COVID-19 at the New Afton Mine. New Afton has implemented measures to mitigate and limit the spread of COVID-19 to protect the well-being of its employees, contractors, their families, local communities, and other stakeholders. For more information see: http://newgold.com/covid-19/.

Sustainability and ESG

New Gold has four sustainability focus areas: Indigenous Peoples, Tailings Management, Water and Climate. New Gold has adapted its sustainability efforts to align with the most pressing ESG issues facing the Company and the mining industry. As such, our ESG approach continues to prioritize the health, safety, and well-being of our people and the people in the communities in which we operate. The protection of our people is central to our success as we believe people are our greatest asset. New Gold is committed to providing training, opportunities, and progression paths for our teams, and we actively seek to ensure that we promote diversity within our teams at all levels of the organization. We have adopted an approach to execute on our sustainability strategy that aligns with ESG reporting standards.

Third Quarter 2021 Conference Call and Webcast

The Company will host a webcast and conference call today at 8:30 am Eastern Time to discuss the Company's third quarter consolidated results.

  Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://produceredition.webcasts.com/starthere.jsp?ei=1503407&tp_key=ffe45e2c74
  Participants may also listen to the conference call by calling North American toll free 1-888-664-6383, or 1-416-764-8650 outside of the U.S. and Canada, passcode 50065410.
  A recorded playback of the conference call will be available until December 12, 2021 by calling North American toll free 1-888-390-0541, or 1-416-764-8677 outside of the U.S. and Canada, passcode 065410. An archived webcast will also be available at www.newgold.com.

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds an 8% gold stream on the Artemis Gold Blackwater project located in Canada, a 5% equity stake in Artemis Gold Inc., and other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

Endnotes

1.	Total gold eq. ounces include silver and copper produced/sold converted to a gold eq. based on a ratio of $1,800 per gold ounce, $25.00 per silver ounce and $3.50 per copper pound used for 2021 guidance estimates. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q3 2021 includes production of 160,461 ounces of silver (158,676 ounces sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce and $25.00 per silver ounce used for 2021 guidance estimates. Gold eq. ounces for New Afton in Q3 2021 includes 15.6 million pounds of copper produced (14.0 million pounds sold) and 66,218 ounces of silver produced 54,792 ounces of silver sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce, 3.50 per copper pound and $25.00 per silver ounce used for 2021 guidance estimates.

2.	"Total cash costs", "all-in sustaining costs", "adjusted net earnings/(loss)", "sustaining capital and sustaining leases", "growth capital", "cash generated from operations", and "average realized gold/copper price per ounce/pound" are all non-GAAP financial performance measures that are used in this press release. These measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS, see the "Non-GAAP Financial Performance Measures" section of this news release.

Non-GAAP Financial Performance Measures

Total Cash Costs per Gold eq. Ounce

"Total cash costs per gold equivalent ounce" is a non-GAAP financial performance measure that is a common financial performance measure in the gold mining industry but does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold reports total cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, this measure, along with sales, is a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.

This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of cash generated from operations under IFRS or operating costs presented under IFRS.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold.

In addition to gold, the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Notwithstanding the impact of copper and silver sales, as the Company is focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold's business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining business. To determine the relevant costs associated with gold equivalent ounces, New Gold believes it is appropriate to reflect all operating costs incurred in its operations.

All-In Sustaining Costs per Gold eq. Ounce

"All-in sustaining costs per gold equivalent ounce" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold equivalent ounce" based on guidance announced by the World Gold Council ("WGC") in September 2013. The WGC is a non-profit association of the world's leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements.  The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold equivalent ounce" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

"All-in sustaining costs per gold equivalent ounce" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines "all-in sustaining costs per gold equivalent ounce" as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. The "Sustaining Capital Expenditure Reconciliation" table below reconciles New Gold's sustaining capital to its cash flow statement.  The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

Sustaining Capital and Sustaining Leases

"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses "sustaining capital" and "sustaining lease", to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.

Growth Capital

"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be "growth capital", which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following tables reconcile the above non-GAAP measures to the most directly comparable IFRS measure on an aggregate basis.

Consolidated OPEX, Cash Cost and All-in Sustaining Costs Reconciliation

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
CONSOLIDATED OPEX, CASH COST AND ALL-IN SUSTAINING COSTS RECONCILIATION
Operating expenses	88.6	86.7	277.7	242.6
Gold equivalent ounces sold[1]	97,196	110,905	293,235	306,231
Operating expenses per gold equivalent ounce sold ($/ounce)	915	778	947	791
Operating expenses	88.6	86.7	277.7	242.6
Treatment and refining charges on concentrate sales	4.9	4.9	15.7	14.6
Total cash costs	93.5	91.6	293.5	257.2
Gold equivalent ounces sold[1]	97,196	110,905	293,235	306,231
Total cash costs per gold equivalent ounce sold ($/ounce)[2]	966	822	1,001	839
Sustaining capital expenditures[2]	31.8	43.2	113.5	128.2
Sustaining exploration - expensed	0.4	0.2	0.7	0.1
Sustaining leases[2]	2.6	2.8	8.0	8.1
Corporate G&A including share-based compensation	4.9	6.0	16.9	14.1
Reclamation expenses	3.3	2.2	8.0	5.8
Total all-in sustaining costs	136.5	146.0	440.6	413.5
Gold equivalent ounces sold[1]	97,196	110,905	293,235	306,231
All-in sustaining costs per gold equivalent ounce sold ($/ounce)[2]	1,408	1,313	1,503	1,349

Sustaining Capital Expenditures Reconciliation Table

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per statement of cash flows	55.4	59.4	189.2	174.9
New Afton growth capital expenditures	(18.8)	(16.0)	(65.5)	(37.2)
Rainy River growth capital expenditures	(4.3)	(0.1)	(9.3)	(0.3)
Blackwater growth capital expenditures	—	(0.2)	—	(9.2)
Sustaining capital expenditures	32.3	43.1	114.4	128.2

Adjusted Net Earnings/(Loss)

"Adjusted net earnings" and "adjusted net earnings per share" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. "Adjusted net earnings" and "adjusted net earnings per share" exclude "other gains and losses" as per Note 3 of the Company's consolidated financial statements; and loss on redemption of long-term debt. Net earnings have been adjusted, including the associated tax impact, for the group of costs in "Other gains and losses" on the condensed consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation; fair value changes for the free cash flow interest obligation; the gold and copper option contracts; foreign exchange forward contracts; foreign exchange gain or loss, loss on disposal of assets and fair value changes in investments. The income tax adjustments reflect the tax impact of the above adjustments and is referred to as "adjusted tax expense".

The Company uses "adjusted net earnings" for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
ADJUSTED NET EARNINGS (LOSS) RECONCILIATION
Earnings (loss) before taxes	(4.9)	17.7	3.5	(59.0)
Other losses (gains)	32.0	(8.6)	66.1	51.8
Loss on repayment of long term debt	—	6.5	—	6.5
Adjusted net earnings (loss) before taxes	27.1	15.6	69.6	(0.7)
Income tax (expense) recovery	(6.4)	(2.0)	(13.8)	0.8
Income tax adjustments	2.7	(1.2)	2.4	(8.8)
Adjusted income tax (expense) recovery	(3.7)	(3.2)	(11.4)	(8.0)
Adjusted net earnings (loss)[2]	23.4	12.4	58.2	(8.7)
Adjusted earnings (loss) per share (basic and diluted)[2]	0.03	0.02	0.09	(0.01)

Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital

"Cash generated from operations, before changes in non-cash operating working capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS measure.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2021	2020	2021	2020
CASH RECONCILIATION
Cash generated from operations	54.3	92.2	218.0	196.3
Change in non-cash operating working capital	27.0	(8.2)	11.8	(12.7)
Cash generated from operations, before changes in non-cash operating working capital[2]	81.3	84.0	229.8	183.6

Average Realized Price

"Average realized price per ounce of gold sold" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Management uses this measure to better understand the price realized in each reporting period for gold sales. "Average realized price per ounce of gold sold" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2021	2020	2021	2020
TOTAL AVERAGE REALIZED PRICE
Revenue from gold sales	118.4	120.8	352.7	310.5
Treatment and refining charges on gold concentrate sales	1.2	1.5	4.0	4.8
Gross revenue from gold sales	119.6	122.3	356.7	315.3
Gold ounces sold	66,982	75,760	198,705	205,385
Total average realized price per gold ounce sold ($/ounce)[2]	1,788	1,613	1,798	1,532

For additional information with respect to the non-GAAP measures used by the Company, refer to the detailed "Non-GAAP Financial Performance Measure" section disclosure in the MD&A for the three months ended September 30, 2021 filed at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company's ability to meet its updated consolidated gold equivalent production and all-in sustaining cost guidance; expectations regarding an improvement in fourth quarter production from Rainy River; the advancement of the B3 ramp up and C-Zone development at New Afton, as well as the development of the decline towards the Intrepid underground ore zone at Rainy River, beyond 2021; the Company's work on an optimized underground mine plan study at Rainy River; the planned release of the results of such study, annual 2022 consolidated guidance and a Reserve and Resource update, and the timing thereof; expectations regarding the Company's consolidated gold equivalent production for 2021, annual consolidated copper production guidance, consolidated 2021 all-in sustaining costs and total cash costs; the Company's ability to meet its updated gold eq. production guidance range and all-in sustaining cost guidance range at Rainy River; the mining of the East Lobe, including the planned production and focus on the ODM Center and ODM North zones; the expected increase in gold grade during the quarter at Rainy River; expectations regarding the gold and copper production guidance ranges and all-in sustaining cost range at New Afton; the Company's ability to meet its gold eq. production guidance range at New Afton; expectations regarding the strip ratio for the remainder of the year at Rainy River; the Company's ability to advance C-Zone development on plan; the anticipated increase in the mining rate and continued ramp-up of the B3 zone at New Afton; plans to optimize metal recoveries at New Afton; and the Company's plans relating to its ESG approach.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this press release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates and the grade of gold, silver and copper expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) there being no significant disruptions to the Company's workforce at either the Rainy River or New Afton Mine due to cases of COVID-19 or any required self-isolation requirements (due, among other things, to cross-border travel to the United States or any other country); (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company's supply chains and workforce that would interfere with the Company's anticipated course of action at the Rainy River Mine and the New Afton Mine; and (12) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company's operations or liquidity position.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; volatility in the market price of the Company's securities; hedging and investment related risks; dependence on the Rainy River Mine and New Afton Mine; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; risks related to construction, including changing costs and timelines; adequate infrastructure; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; global economic and financial conditions; risks relating to New Gold's debt and liquidity; the adequacy of internal and disclosure controls; taxation; impairment; conflicts of interest; risks relating to climate change; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; risks relating to proposed acquisitions and the integration thereof; information systems security threats; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of, or inability to attract, key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or any required self-isolation (due to cross-border travel, exposure to a case of COVID-19 or otherwise); the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company's supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company's operations or liquidity position; there being further shutdowns at the Rainy River or New Afton Mines; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mines on the anticipated timeline or at all; and the Company not being able to complete the exploration drilling program to be launched at the Rainy River Mine and Cherry Creek on the anticipated timeline or at all. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information contained in this news release has been reviewed and approved by Eric Vinet, Senior Vice President, Operations of New Gold.  Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. He is a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

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SOURCE New Gold Inc.

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For further information: Ankit Shah, Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 06:30e 12-NOV-21